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                                                            Filed by Belden Inc.
                                                            Pursuant to Rule 425
                                    Under the Securities Act of 1933, as amended
                                        And Deemed Filed Pursuant to Rule 14a-12
                           Under the Securities Exchange Act of 1934, as amended
                                                    Subject Company: Belden Inc.
                                  Subject Company's Commission File No.: 1-12280



         This filing relates to a planned merger between Belden Inc. ("Belden") and Cable Design Technologies Corporation ("CDT") pursuant to the terms of an Agreement and Plan of Merger, dated as of February 4, 2004 (the "Merger Agreement"), among CDT, BC Merger Corp. and Belden. The Merger Agreement is on file with the U.S. Securities and Exchange Commission (the "SEC") as an exhibit to the Current Report on Form 8-K filed by Belden on February 5, 2004, and is incorporated by reference into this filing.


[BELDEN LOGO]

                                                  BELDEN WIRE & CABLE COMPANY
                                                  P.O. BOX 1980
                                                  RICHMOND, INDIANA 47375-1980

                                                  2200 U.S. HIGHWAY 27 SOUTH
                                                  RICHMOND, INDIANA 47374-7279
                                                  TELEPHONE:  765 983 5200
                                                  FACSIMILE:  765 983 5825

DATE:  February 5, 2004

TO:  All Electronic Division Employees

As I am sure you are now aware, today Belden Inc. announced that an agreement has been reached to merge with Cable Design Technologies Corporation (CDT). The press release and memo from our Chairman, Baker Cunningham, details much of what has been agreed to and identifies the additional regulatory and shareholder approval requirements for the transaction to move forward and become a reality.

I understand that this announcement will raise many questions and create some anxiety within our employee ranks. We will try to answer your questions as quickly and completely as practical. At this stage of the process, however, there are numerous open issues for which we have yet to develop definitive solutions and we will be unable to communicate answers.

At this time, the number one priority is to move forward with the process to affect the merger and obtain the required approvals to finalize the transaction. This is necessary to ensure we take care of our various customers and maintain the momentum of our business going into 2004.

There are numerous issues that we cannot address until after the transaction closes, which is anticipated sometime in the second quarter. A communication system is being established to answer questions and provide you information as it becomes available.

Our entire organization has done a wonderful job of managing through a prolonged downturn in maintaining Belden as a leader in our industry. I am confident this merger will make our business stronger, open numerous additional opportunities in the marketplace and contribute positively as we move through our second hundred years. I ask your patience and understanding as we work to complete the transaction.





Peter Wickman
President





                           FORWARD-LOOKING STATEMENTS

         This filing contains, in addition to statements of historical fact, certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risk and uncertainty. Actual results could differ from those currently anticipated due to a number of factors including those mentioned in documents filed with the SEC by both Belden and CDT. Forward-looking statements are based on information available to management at the time, and they involve judgments and estimates. There can be no assurance as to the timing of the closing of the merger, or whether the merger will close at all, or that the expected synergies and cost savings will be realized. Factors that could cause results to differ from expectations include the level of market demand for the products of the companies, competitive pressures, economic conditions in the U.S. and other countries where the companies operate, working capital needs, information technology spending, the ability to achieve reductions in costs, price fluctuations of raw materials and the potential unavailability thereof, foreign currency fluctuations, technological obsolescence, environmental matters, industry competition and other specific factors discussed in Belden's Annual Report on Form 10-K filed with the SEC on March 14, 2003 and CDT's Annual Report on Form 10-K filed with the SEC on October 29, 2003. Belden and CDT assume no responsibility to update any forward-looking statements as a result of new information or future developments.

                   ADDITIONAL INFORMATION AND WHERE TO FIND IT

         CDT intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement/prospectus and other relevant documents in connection with the proposed transaction. Investors and security holders of CDT and Belden are urged to read the joint proxy statement/prospectus and other relevant materials when they become available because they will contain important information about CDT, Belden and the proposed transaction. Investors and security holders may obtain a free copy of these materials (when they are available) and other documents filed with the SEC at the SEC's Web site at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained (when it becomes available) from CDT at 1901 North Roselle Road, Schaumburg, IL 60195 or Belden at 7701 Forsyth Boulevard, Suite 800, St. Louis, MO 63105.

                        PARTICIPANTS IN THE TRANSACTION:

         CDT, Belden and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed transaction. Information about the directors and executive officers of CDT and their ownership of CDT capital stock is set forth in the proxy statement for CDT's 2003 annual meeting of stockholders. Information about the directors and executive officers of Belden and their ownership of Belden capital stock is set forth in the proxy statement for Belden's 2003 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.